FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

National Australia Bank Limited

ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Forms S-8 (No. 333-103443) and Form F3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Appendix 4D
National Australia Bank Limited
Half year consolidated report
For the six months ended March 31, 2005

National Australia Bank Limited ABN 12 004 044 937 (the ‘Company’)
A reference in this Appendix 4D to the ‘Group’ is a reference to the Company and its controlled entities.

This half year consolidated report is given to Australian Stock Exchange Limited (ASX) under Listing Rule 4.2A.
This half year consolidated report is to be read in conjuction with the annual financial report 2004.
All currency amounts are expressed in Australian dollars unless otherwise stated.
References in this document to the March 2005 half year are references to the six months ended March 31, 2005.
Other six month periods are referred to in a corresponding manner.

Results for announcement to the market

Reporting period	Previous corresponding period

6 months ended March 31, 2005	6 months ended March 31, 2004

				March 31
				2005
				$m

Revenue from ordinary activities	up	20.2%	to	18,478

Profit from ordinary activities after tax attributable to members of the Company	up	17.0%	to	2,535

Net profit attributable to members of the Company	up	17.0%	to	2,535

Dividends

		Franked
	Amount	amount
	per	per
	share	share
Interim dividend	83 cents	80%

Previous corresponding period	83 cents	100%

Record date for determining entitlements to the interim dividend	June 8, 2005

Net profit attributable to members of the Company has increased 17.0% to $2,535 million for the six months ended March 31, 2005.

Performance has been impacted by a range of factors and a number of significant items including the net profit on the sale of Northern Bank Limited and National Irish Bank Limited (the ‘Irish Banks’) and restructuring expenses.

The sale of the Irish Banks to Danske Bank A/S was completed on February 28, 2005 and generated a profit on sale of $1,073 million (after tax).

The increase in revenue from ordinary activities includes the proceeds from the sale of the Irish Banks of $2,514 million and solid growth in interest income, partly offset by the proceeds from the sale of strategic shareholdings in the prior corresponding period of $993 million.

For further details refer to the report of the directors on page 4.

Table of contents

Report of the directors		4
Consolidated statement of financial performance		12
Consolidated statement of financial position		13
Consolidated statement of cash flows		14
Notes to the half year financial report		15
1	Principal accounting policies	15
2	Transition to Australian equivalents to International Financial Reporting Standards	16
3	Segment information	21
4	Revenue from ordinary activities	22
5	Expenses included in profit from ordinary activities before income tax expense	23
6	Income tax expense	25
7	Dividends and distributions	26
8	Earnings per share	27
9	Net tangible assets	27
10	Loans and advances	27
11	Deposits and other borrowings	28
12	Contributed equity	28
13	Retained profits	29
14	Notes to the statement of cash flows	29
15	Details of associates and joint venture entities	31
16	Details of controlled entities gained or lost during the period	31
17	Other information	31
Directors’ declaration		33
Independent review report		34
Supplementary information		35
Capital adequacy		35

Report of the directors

The directors of National Australia Bank Limited (hereinafter referred to as the ‘Company’) present their report, together with the financial statements of the Group, being the Company and its controlled entities, for the half year ended March 31, 2005.

Directors

Directors in office at the date of this report are:

Graham J Kraehe	Paul J Rizzo
John M Stewart	Jillian S Segal
Michael A Chaney	John G Thorn
Peter JB Duncan	Geoffrey A Tomlinson
Robert G Elstone	Michael J Ullmer
Ahmed Fahour	G Malcolm Williamson
Daniel T Gilbert

Board changes

Mr Ahmed Fahour and Mr Michael J Ullmer were appointed as executive directors on October 7, 2004.  Mr Michael Chaney was appointed as a non-executive director on December 6, 2004, and will be appointed Chairman in September 2005.  All other directors were in office for the entire period covered by this report.

Rounding of amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission on July 10, 1998, the Company has rounded off amounts in this report and the accompanying financial statements to the nearest million dollars, except where indicated.

Performance summary

	Half year to
	March 31	March 31
	2005	2004
	$m	$m
Net profit attributable to members of the Company	2,535	2,166
Adjust for significant items:
Significant revenue	2,514	993
Significant expenses	(1,816)	(974)
Attributable income tax benefit	123	108
Significant items after tax	821	127
Net profit before significant items (1)	1,714	2,039
Adjust for:
Distributions	(95)	(94)
Movement in the excess of net market value over net assets of life insurance controlled entities	(54)	(7)
Attributable income tax benefit	3	(141)
Amortisation of goodwill	50	53
Cash earnings before significant items	1,618	1,850

(1)          After deducting profit attributable to outside equity interest.

Cash earnings is a key performance measure and financial target used by the Group.  Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).  Cash earnings per share is a key performance measure used in the investment broking community, as well as by those Australian peers of the Group with a similar business portfolio.  Management considers that the exclusion of the items detailed above from net profit is a prudent and useful indicator of the Group’s underlying operating performance.  Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group.  It does not refer to any amount represented on a statement of cash flows.

Review of operations and Group results

Net profit attributable to members of the Company of $2,535 million for the half year ended March 31, 2005, increased $369 million or 17.0% compared with the corresponding period in 2004.

Significant items are those individually significant items included in profit from ordinary activities.  The March 2005 half year result included the following significant items:

•                  net profit on sale of Northern Bank Limited and National Irish Bank Limited (the ‘Irish Banks’) after all disposal costs including taxation of $1,073 million;

•                  restructuring expenses of $(282) million (after-tax);

•                  reversal of a provision in relation to foreign currency options trading losses of $24 million (after-tax); and

•                  reversal of prior year restructuring provisions of $6 million (after-tax).

The March 2004 half year result included the following significant items:

•                  $315 million profit relating to the sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc.;

•                  $64 million profit from the writeback of a provision for SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) in respect of selling-related costs; and

•                  $252 million loss (after-tax) attributable to foreign currency options trading losses.

Net profit before significant items of $1,714 million in the March 2005 half, decreased $325 million or 15.9% compared with the March 2004 half year.  Cash earnings (before significant items) of $1,618 million at March 31, 2005, decreased $232 million or 12.5% compared with the corresponding period in 2004.

Net interest income of $3,553 million during the March 2005 half, was $32 million or 0.9% lower than for the same period in 2004.  This was driven by a decrease in the net interest margin from 2.40% to 2.19%, partly offset by lending growth, primarily in relation to housing.  The fall in margin largely resulted from the strong growth in lower margin mortgages and fixed rate lending within the banking business, as well as a reduction in contribution from the Interest Rate Markets division of Institutional Markets & Services.

Net life insurance income increased by $103 million to $558 million for the March 2005 half, from $455 million in the March 2004 half year.  This was driven by an increase in investment earnings resulting from improved performance in global equity markets, partly offset by an increase in policy liabilities.

Other banking and financial services income of $2,490 million in the March 2005 half, was $34 million or 1.4% higher than the March 2004 half year.  This outcome reflects:

•                  fees and commissions grew $29 million (5%) to $612 million reflecting higher activity and an increase in creditor insurance profit share in the UK;

•                  loan fees from banking grew $15 million (2%) to $742 million, reflecting solid bill fee growth in Australian Banking as a result of a 16.5% increase in bill acceptance volumes over the half;

•                  fleet service fees grew $13 million (22%) to $73 million reflecting business growth and a change in accounting presentation of fleet vehicle registration costs;

•                  investment management fees grew $5 million (3%) to $172 million reflecting growth in average funds under management and administration; partly offset by:

•                  dividend income of $22 million in the March 2004 half no longer received following the sale of investments; and

•                  money transfer fees declined $9 million (2%) to $479 million due to a change in the mix of transactions as customers migrate to lower cost channels.

The movement in the excess of net market value over net assets of life insurance controlled entities was a profit of $54 million during the March 2005 half, an increase of $47 million from the corresponding period in 2004.  This result represents the growth in market value after allowing for changes in shareholder net assets, and is primarily driven by anticipated growth in market values utilising the assumptions adopted at the previous valuation (positive $200 million) and changes to assumptions at this valuation and/or experience since the prior valuation (negative $134 million). The adverse $134 million impact from change in assumptions and experience is due to:

•                  a negative impact from changing economic assumptions ($154 million), namely applying a higher discount rate and lower international businesses values due to a stronger Australian dollar; and

•                  a small positive impact ($20 million) from changing business assumptions.  The positive impact from items of change in the domestic business including benefits from higher than expected investment earnings, ongoing expense control and assumed attrition improvements for superannuation business, was all but offset by the impact of lower assumed margins for retail funds management products.

Personnel, occupancy related and general expenses (before significant restructuring costs) of $3,576 million for the March 2005 half were $340 million or 10.5% higher than the corresponding period in 2004.  This outcome reflects:

•                  growth in personnel expenses (excluding superannuation) of $96 million (6%), reflecting higher annual salaries and growth in contractor costs mainly associated with compliance projects;

•                  costs of $56 million associated with a Northern Bank robbery in December 2004;

•                  costs of $49 million associated with the outcome of a legal action in South Korea;

•                  higher occupancy costs of $37 million (13%) as a result of annual rent increases and the move to Docklands;

•                  higher superannuation costs of $27 million (17%), primarily due to a superannuation contribution holiday in Australia reducing the March 2004 half pension fund expenses by $17 million, and a $7 million increase in NZ pension fund expenses;

•                  a step-up in project related-spend, including regulatory and compliance projects; partly offset by:

•                  $26 million write-off of development work associated with the Integrated Systems Implementation (ISI) program in the March 2004 half; and

•                  a reduction of $27 million in the charge to provide for non-lending losses.

The charge to provide for doubtful debts of $281 million in the March 2005 half, was $24 million or 7.9% lower than the corresponding period in 2004.  The charge was impacted by the continued focus on credit quality across the business.  As at March 31, 2005 the ratio of gross non-accrual loans to gross loans and acceptances was 0.41%, an improvement from 0.57% as at March 31, 2004.  The ratio of total general and specific provisions to gross impaired assets improved to 216.8% as at March 31, 2005, as compared to 157.8% as at March 31, 2004.

Income tax expense relating to ordinary activities of $757 million in the March 2005 half year, was $58 million or 8.3% higher than the corresponding period in 2004.  This reflects higher profit from ordinary activities before income tax expense and the impact of $332 million of non-assessable profit on the sale of the Irish Banks.  Income tax expense is also impacted by the Group’s international activities to which a wide range of tax rates are applied.

For further details of the current position with the tax authorities in Australia and New Zealand refer to note 17 of the March 2005 half year consolidated financial report.

Shareholder returns

	Half year to
	March 31 2005	March 31 2004
	Cents	Cents
Basic earnings per share	156.9	137.7
Basic earnings per share before significant items	104.1	129.2
Basic cash earnings per share	156.8	131.4
Basic cash earnings per share before significant items	104.0	122.9
Diluted cash earnings per share before significant items	103.0	121.1
Dividends per share	83.0	83.0

Basic earnings per share increased 13.9% in the March 2005 half to 156.9 cents, from 137.7 cents in the prior corresponding period.  Excluding the impact of significant items, basic earnings per share decreased 19.4% in the March 2005 half to 104.1 cents, from 129.2 cents in the prior corresponding period.

Basic cash earnings per share increased 19.3% in 2005 to 156.8 cents, from 131.4 cents in the prior corresponding period.  Excluding the impact of significant items, cash earnings per share decreased 15.4% in 2005 to 104.0 cents, from 122.9 cents in the prior corresponding period.  This result has been primarily impacted by flat earnings in Australian Banking, growth in UK Banking, and two one-off costs incurred in relation to South Korea litigation and the Northern Bank robbery.

An interim dividend of 83 cents per fully-paid ordinary share was declared for the March 2005 half year and will be 80% franked.  The interim dividend paid in 2004 was also 83 cents, but was fully-franked.  The 2005 interim dividend is payable on July 13, 2005.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends.  Future dividend policies will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.

The interim dividend paid will be 80% franked.  The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, the current Australian company tax rate.  For non-resident shareholders of the Company for Australian tax purposes, the dividend will not be subject to Australian withholding tax, as the unfranked portion of the dividend will carry foreign dividend account credits.

The extent to which future dividends will be franked will depend on a number of factors, including the level of the Group’s profits that will be subject to Australian income tax and any future changes to the Australian business tax systems as a result of the Australian Commonwealth Government’s tax reform initiatives.

Balance sheet

Assets

Total assets at March 31, 2005 decreased to $402,662 million from $411,309 million at September 30, 2004.  The sale of the Irish Banks removed $16,374 million of assets from the September 30, 2004 balance sheet.  Excluding this, total assets increased 2.0% from September 30, 2004.  The appreciation of the Australian dollar, primarily against British pound, decreased total assets by $5,737 million during the March 2005 half year.  Excluding the impact of the sale of the Irish Banks and exchange rate movements, total assets (in Australian dollar terms) increased $12,920 million or 3.3% during the March 2005 half year.

Excluding the impact of the sale of the Irish Banks, the growth in total assets was primarily driven by the growth in net loans and advances and due from customers on acceptances, which offset declines in trading and investment securities and due from other financial institutions.

Net loans and advances decreased $1,080 million or 0.4% from $247,836 million at September 30, 2004 to $246,756 million at March 31, 2005. At September 30, 2004, there were $13,082 million of loans and advances relating to the Irish Banks, which were sold on February 28, 2005.  Excluding this, net loans and advances increased $12,002 million or 5.1% from September 30, 2004, and the major movements were as follows:

•                  In Australia, net loans and advances increased by $9,494 million, or 6.5% to $155,456 million at March 31, 2005, with strong growth in housing lending and solid growth in other lending categories, particularly leasing.

•                  In Europe, net loans and advances decreased $11,771 million from September 30, 2004 to $52,412 million at March 31, 2005.  However, excluding the impact of the sale of the Irish Banks during the half and exchange rate movements, net loans and advances grew by 6.2%, primarily reflecting growth in housing lending and overdrafts.

•                  In New Zealand, net loans and advances increased by $1,229 million, or 3.9% to $33,145 million at March 31, 2005.  However, excluding the impact of exchange rate movements, net loans and advances grew by 5.7%, reflecting housing lending growth, as well as growth in overdrafts and credit cards.

Amounts due from customers on acceptances increased $5,223 million or 32.0% from $16,344 million at September 30, 2004 to $21,567 million at March 31, 2005, and are offset by a corresponding increase in liabilities.  Excluding the impact of the buy-back of the Company’s accepted bills, volumes have grown 5.8% from September 30, 2004.  Bill acceptances continue to be a preferred product for business customers as a result of favourable pricing arrangements and flexibility.

Trading and investment securities declined $7,324 million or 20.5% from $35,761 million at September 30, 2004 to $28,437 million at March 31, 2005. The reduction in these securities follows the Group’s strategic decision to release capital invested in low-yielding assets so as to improve returns in the Institutional Markets & Services business.

Due from other financial institutions declined $4,974 million or 21.2% from $23,494 million at September 30, 2004 to $18,520 million at March 31, 2005. At September 30, 2004, there were $1,159 million of due from other financial institutions relating to the Irish Banks, which were sold on February 28, 2005.  Excluding this, due from other financial institutions decreased $3,815 million or 17.1% from September 30, 2004.  The decrease was primarily driven by a decrease in reverse repurchase agreements with financial institutions following the Group’s strategic decision to release capital invested in low-yielding assets.

Liabilities

Total liabilities at March 31, 2005 decreased to $370,661 million from $381,543 million at September 30, 2004. The sale of the Irish Banks removed $15,272 million of liabilities from the September 30, 2004 balance sheet.  Excluding this, total liabilities increased 1.2% from September 30, 2004.  The appreciation of the Australian dollar, primarily against the British pound, decreased total liabilities by $4,649 million during the March 2005 half year.  Excluding the impact of the sale of the Irish Banks and exchange rate movements, total liabilities (in Australian dollar terms) grew $8,426 million or 2.3% during the March 2005 half year.

Excluding the impact of the sale of the Irish Banks, the growth in total liabilities was primarily driven by growth in liability on acceptances, bonds notes and subordinated debt, which offset declines in due to other financial institutions.

Liability on acceptances have increased $5,223 million or 32.0% from $16,344 million at September 30, 2004 to $21,567 million at March 31, 2005.  Refer to discussion under ‘assets’ above.

Bonds, notes and subordinated debt has increased $3,963 million or 12.2% to $36,536 million at March 31, 2005, compared with $32,573 million at September 30, 2004. The Group has a number of funding programs available, and the increase reflects further issues of the Group’s Euro and Domestic medium-term notes programs undertaken to fund asset growth and re-finance of maturing short-term and long-term debt.  The increase also reflects the Group’s current strategy of lengthening the maturity profile of the Group’s debt issues.

Due to other financial institutions declined $8,748 million or 20.0% from $43,768 million at September 30, 2004 to $35,020 million at March 31, 2005. At September 30, 2004, there were $1,774 million of due to other financial institutions relating to the Irish Banks, which were sold on February 28, 2005.  Excluding this, due from other financial institutions decreased $6,974 million or 16.6% from September 30, 2004.  The decrease was primarily driven by a decrease in repurchase agreements with financial institutions, and is consistent with the Group’s strategic decision to release capital invested in low-yielding assets, which has reduced funding requirements.

Equity

Total equity in the Group increased from $29,766 million at September 30, 2004 to $32,001 million at March 31, 2005.  Total parent entity interest in equity grew from $25,900 million at September 30, 2004 to $27,894 million at March 31, 2005, primarily as a result of the issue of Trust Preferred Securities II on March 23, 2005.  The movement in total equity also included an increase in retained profits of $1,255 million to $15,770 million at March 31, 2005 (September 30, 2004: $14,515 million) and an increase in outside equity interest of $241 million to $4,107 million at March 31, 2005 (September 30, 2004: $3,866 million).  These factors were offset by the impact of negative movements in the foreign currency translation reserve of $300 million as a result of the strengthening Australian dollar compared to foreign currencies, primarily against the British pound.

Issue of Trust Preferred Securities II

On March 23, 2005, the Group raised US$800 million (A$1,014 million net of issue costs) through the issue of 800,000 Trust Preferred Securities of US$1,000 each.  The securities qualify as Tier 1 capital of the Group on a standalone and consolidated basis.  Each Trust Preferred Security pays a semi-annual non-cumulative distribution, in arrears, equal to 5.486% per annum until March 23, 2015.  After that date the securities will pay a quarterly non-cumulative distribution at the annual rate of 1.5375% over 3 month US$ LIBOR.

Capital ratios

	As at March 31 2005	As at September 30 2004	As at March 31 2004
	%	%	%
Tier 1	8.30	7.34	7.43
Tier 2	4.12	4.26	2.92
Deductions	(1.05)	(1.02)	(1.05)
Total capital	11.37	10.58	9.30

The increase in the capital ratios at March 31, 2005 principally reflects the sale of the Irish Banks, which occurred on 28 February 2005 and generated a net profit on sale after all disposal costs including taxation of $1,073 million. In addition to the profit component, the sale also increased the capital ratios as a result of the reduction in risk-weighted assets of approximately $12,450 million. The capital ratios also reflect the growth in retained earnings and contributed equity as a result of the issue of Trust Preferred Securities II on March 23, 2005. As directed by APRA, the Group currently uses the standard method to calculate the market risk capital component of risk-weighted assets.  During the March 2005 half there was a reduction of $1,322 million in the market risk component of risk-weighted assets, which had the impact of increasing the capital ratios.  Refer to supplementary information for further details.

Sale of Northern Bank Limited and National Irish Bank Limited

The sale of the Irish Banks to Danske Bank A/S was completed on February 28, 2005, generating a profit on sale after all disposal costs including taxation of $1,073 million.  There will be a post-closing adjustment in accordance with terms of the sale agreement and the Company will have certain indemnification obligations and standard warranties that survive the completion of the sale.  Transitional services will be provided to Danske Bank A/S in respect of the Irish Banks to assist in the smooth transition of ownership of those businesses.  These transitional services will be provided at cost and are expected to be in place for up to eighteen months.

Restructuring expenses

During the March 2005 half, the Group incurred restructuring expenses and provisions totalling $403 million.

Australian restructuring

Restructuring expenses of $121 million have been booked in the Australian region in the March 2005 half. This includes staff redundancy costs of $91 million covering 1,036 positions, of which 210 have exited in the March half ($22 million) and 826 have been provided for ($69 million). The remaining $30 million relates to other costs incurred in restructuring and integrating the Australian businesses.  This includes costs related to reorganisation of new management teams and managing the integration process, as well as writing off the asset value of decommissioned systems.  Further restructure costs will be provisioned by the Australian region in the second half of the year as it continues to develop the integration program for its businesses.

UK restructuring

On March 30, 2005, the National announced it would book a provision of $266 million (GBP109 million) to cover restructuring initiatives underway in the UK operations. This covers costs to streamline operations, which will lead to reductions in staffing levels of 1,700 positions during the next 12 to 18 months and the reconfiguration of the distribution networks to meet the changing needs of customers.

Other restructuring

In relation to the Group’s other business segments – New Zealand, Institutional Markets & Services, and Other (Corporate Centre) – restructuring expenses of $16 million were booked in the March 2005 half.  Restructuring initiatives for these segments are currently being finalised and further provisions will be booked in the September 2005 half year.

Other matters

Buy-Back of National Income Securities

At the Company’s annual general meeting on January 31, 2005, the Company obtained shareholder approval to buy back the total of 20,000,000 National Income Securities of the Company.  National Income Securities comprise a note and a preference share.  Subject to the consent of APRA, any buy-back of these preference shares would be for nil consideration, but would be conducted simultaneously and in conjunction with the redemption of each note for $100 plus any unpaid interest.  As part of the Group’s ongoing capital management, such a buy-back may enable the Group to replace the National Income Securities with a more efficient and cost effective source of capital.  No decision to buy back the National Income Securities has yet been taken, but this could occur at any time, subject to obtaining the consent of APRA.

ASIC relief – Ernst & Young Australia bank accounts

In connection with Ernst & Young becoming the Company’s auditor for the 2005 year, ASIC granted transitional relief to Ernst & Young from certain provisions of the Corporations Act 2001 (Cth).  By virtue of Order [04/1168] dated September 30, 2004, ASIC granted Ernst & Young Australia and its partners relief from sections 324CF(1) and 324CF(2) of the Corporations Act 2001(Cth) to permit the following relationships to continue during the period October 1, 2004 to November 30, 2004:

(a)                                  a relationship that consists in one partner of Ernst & Young Australia owing an amount to the Company of more than $5,000 but less than $1,200,000 solely as a result of that partner also being a member of a certain other partnership, and where:

•                  that partner is not engaged on the audit of the Company or a related body corporate of the Company, whether having actual carriage and control of the audit or not;

•                  that partner is not involved in the management of the firm as a whole, does not undertake audits, and does not practice mainly in Melbourne;

•                  the indebtedness arose prior to July 31, 2004 upon ordinary commercial terms as to the rate of interest, the terms of repayment of principal and payment of interest, the security to be provided and otherwise; and

(b)                                 a relationship that consists in Ernst & Young Australia maintaining one deposit account with the Company, where such account is at no time overdrawn (other than by reason of the imposition of fees and taxes ordinarily applied to accounts of that type).

The relief was granted on the following conditions:

•                  the existence of the relief and the terms of the Order must be summarised in the report of the directors of the Company for the half year ended March  31, 2005 and the year ending September 30, 2005, and in the report of the directors of any related body corporate of the Company that is required to a lodge a financial report for either or both of those periods;

•                  the Company must report to ASIC within 7 days of the occurrence of any event of default and any enforcement action taken in relation to the indebtedness of the one partner of Ernst & Young Australia referred to above;

•                  at intervals of not greater than two business days (and forthwith after expiry of the relief), Ernst & Young Australia must transfer the balance in the deposit account referred above to an account maintained by it with another Australian authorised deposit-taking institution; and

•                  within seven days after the signing of the audit report for the Company for the year ending September 30, 2005, the directors must report to ASIC whether or not, in the Audit Committee’s opinion, the above conditions have been complied with, and Ernst & Young Australia must report to ASIC whether or not the conduct of their audit or the content of their audit report has been influenced by the relationships referred to in the Order, as described above.

Australian Banking

During the March 2005 half, the Company entered into an enforceable undertaking with Australian Securities & Investments Commission (ASIC) requiring, inter alia, a review of training and breach reporting.  A report has been submitted to ASIC and independently reviewed.  Agreed actions are being implemented.  A breach relating to the collection of BAD tax was identified during the half and the estimate of $10 million of refunds required provided for.  A potential breach relating to the collection of certain fees was identified in late April 2005.  The financial effect of any refunds due has not yet been fully quantified, but management is of the view that it will not be material in the context of the half year results and financial position of the Group.

Re-opening of foreign exchange options desk

The Group re-opened its foreign exchange options desk on May 9, 2005.  The re-opening of the foreign exchange options desk has been approved by the Australian Prudential Regulation Authority (APRA) and follows the completion of the specific requirements stipulated for re-opening the desk.  In respect of the overall APRA remedial actions program, 72 of the 81 requirements have been submitted to APRA as at March 31, 2005.  Of these, 30 items have been closed to APRA’s satisfaction.  The Group will continue to work closely with APRA to complete the program and envisage that it will take some time to close out the remaining actions.

Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

Under Recommendation 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the Managing Director and Chief Executive Officer, and the Chief Financial Officer are required to state to the Board in writing that the certifications they give to the Board under Recommendation 4.1 (as to the integrity of the Company’s financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

In relation to the 2004 financial year, these certifications given by the Managing Director and Chief Executive Officer, and the Chief Financial Officer referred to certain issues relating to controls and procedures and internal control over financial reporting as at September 30, 2004 (as set out on pages 63-65 of the Company’s 2004 Annual Financial Report, and summarised below).

Whilst progress has been made in addressing each of these matters, they remain reported in the certifications given for the March 2005 half year. Reference should be made to the 2004 Annual Financial Report for further information.

In addition, the certificates have been qualified with respect to the extent of manual processes necessary in order to compensate for the identified system deficiencies.

In summary, the matters disclosed in the 2004 Annual Financial Report related to:

•                  the discovery of unauthorised trading in foreign currency options: In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options.  In the investigation of those losses it was found that, in the Corporate & Institutional Banking Markets division, there was inadequate management supervision, significant gaps in back office monitoring functions, escalation processes that did not work properly, weaknesses in control procedures, failure in risk management systems and an absence of appropriate financial controls.  It was also found that there was not a suitable compliance culture within this area of the Company and a tendency to suppress bad news rather than be open and transparent about problems.  Warning signals, both inside the Company and from the regulators and other market participants, were not properly acted upon.  The Company is implementing the remedial issues required by APRA to address these issues;

•                  reporting of non-accrual loans and 90 days past due loans: The Company is implementing procedures to improve its data collection procedures used to establish its 90 days past due exposures, as weaknesses in these procedures had been identified;

•                  cross-border outstandings: The Group is continuing to strengthen the internal control over the reporting of cross border outstandings; and

•                  organisational and cultural change: Since the discovery of the foreign currency option losses, as described above, the Company has embarked upon a journey of revitalisation across all levels of the organisation, including the Board and senior management.  There is recognition that the Group’s results, and its reputation, have been adversely impacted by compliance issues, insufficient accountability, and the lack of a clear cultural framework.  As part of this revitalisation program, the Company is restructuring its finance and risk management functions to provide clear accountabilities at both a regional and group level.  While the core financial information systems of the Company are considered to be sound and controlled effectively, the Company is making a range of improvements to its disclosure controls and procedures and internal control over financial reporting, as evidenced by the foreign currency option losses and other matters referred to above.  This involves projects to address these specific issues, and projects such as the Sarbanes-Oxley internal control over financial reporting project, but also involves significant change in the culture of the organisation and in the visibility and accountability of its leadership group.  The Company has already taken steps to address these cultural issues by introducing new Corporate Principles and performance assessments specifically tied to the achievement of the behaviours required by those Principles.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required by section 307C of the Corporations Act 2001 (Cth) is set out on the following page and forms part of this report.

Directors’ signatures

Signed in accordance with a resolution of the directors:

Graham J Kraehe	John M Stewart
Chairman	Managing Director

May 11, 2005

Copy of lead auditor’s independence declaration under section 307C of the Corporations Act 2001 (Cth)

Auditor Independence Declaration to the Directors of National Australia Bank Limited

In relation to our review of the financial report of National Australia Bank Limited for the half year ended on March 31, 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 (Cth) or any applicable code of professional conduct.

Ernst & Young

B R Meehan
Partner

Melbourne

May 11, 2005

Consolidated statement of financial performance

For the half year ended March 31	Note	2005	2004
		$m	$m

Interest income	4	10,121	9,030
Interest expense	5	(6,568)	(5,445)
Net interest income		3,553	3,585

Premium and related revenue	4	434	456
Investment revenue	4	2,865	2,427
Claims expense	5	(287)	(357)
Change in policy liabilities	5	(2,071)	(1,703)
Policy acquisition and maintenance expense	5	(365)	(346)
Investment management fees	5	(18)	(22)
Net life insurance income		558	455

Other banking and financial services income	4	2,490	2,456
Movement in the excess of net market value over net assets of life insurance controlled entities	4	54	7
Significant revenue
Proceeds from the sale of controlled entities	4	2,514	—
Proceeds from the sale of strategic shareholdings	4	—	993
Personnel expenses	5	(1,881)	(1,758)
Occupancy related expenses	5	(320)	(283)
General expenses	5	(1,375)	(1,195)
Amortisation of goodwill	5	(50)	(53)
Charge to provide for doubtful debts	5	(281)	(305)
Significant expenses
Cost of controlled entities sold	5	(1,456)	—
Restructuring expenses	5	(403)	—
Reversal of prior year restructuring provision	5	9
Foreign currency options trading (losses)/reversal	5	34	(360)
Costs of sale of strategic shareholdings	5	—	(678)
Cost of foreign controlled entity sold - revision of accounting estimate	5	—	64
Profit from ordinary activities before income tax expense		3,446	2,928
Income tax expense relating to ordinary activities	6	(757)	(699)
Net profit		2,689	2,229
Net profit attributable to outside equity interest - Life insurance business		(154)	(58)
Net profit attributable to outside equity interest - Other		—	(5)
Net profit attributable to members of the Company		2,535	2,166

Other changes in equity other than those resulting from transactions with owners as owners
Net debit to foreign currency translation reserve		(360)	(301)
Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		(360)	(301)
Total changes in equity other than those resulting from transactions with owners as owners		2,175	1,865

		cents	cents
Basic earnings per share	8	156.9	137.7
Diluted earnings per share	8	153.7	135.1

Consolidated statement of financial position

		As at	As at
		March 31	September 30
	Note	2005	2004
		$m	$m
Assets

Cash and liquid assets		6,929	8,080
Due from other financial institutions		18,520	23,494
Due from customers on acceptances		21,567	16,344
Trading securities		19,771	24,248
Trading derivatives		17,122	17,939
Available for sale securities		3,474	4,610
Investment securities		8,666	11,513
Investments relating to life insurance business		43,917	41,013
Loans and advances	10	246,756	247,836
Shares in joint venture entities and other securities		146	158
Regulatory deposits		121	177
Property, plant and equipment		2,019	2,257
Income tax assets		1,460	1,367
Goodwill		571	632
Other assets		11,623	11,641
Total assets		402,662	411,309
Liabilities

Due to other financial institutions		35,020	43,768
Liability on acceptances		21,567	16,344
Trading derivatives		14,911	16,150
Deposits and other borrowings	11	205,866	219,028
Life insurance policy liabilities		38,494	36,134
Income tax liabilities		1,243	1,178
Provisions		1,494	1,129
Bonds, notes and subordinated debt		36,536	32,573
Other debt issues		1,586	1,612
Other liabilities		13,944	13,627
Total liabilities		370,661	381,543
Net assets		32,001	29,766

Equity

Contributed equity	12	11,322	10,191
Reserves		802	1,194
Retained profits	13	15,770	14,515
Total parent entity interest		27,894	25,900
Outside equity interest - Life insurance business		4,107	3,866
Total equity		32,001	29,766

Consolidated statement of cash flows

For the half year ended March 31	Note	2005	2004
		$m	$m
Cash flows from operating activities

Interest received		10,153	8,730
Interest paid		(6,784)	(5,492)
Dividends received		—	22
Fees and other income received		2,226	1,273
Life insurance
Premiums received		3,955	3,586
Investment and other revenue received		754	612
Policy payments		(3,362)	(3,346)
Other life insurance receipts / (payments)		(172)	(214)
Personnel expenses paid		(1,826)	(1,715)
Occupancy expenses paid		(281)	(249)
General expenses paid		(1,826)	(1,741)
Income tax paid		(745)	(893)
Goods and services tax paid		(23)	(11)
Net decrease/(increase) in trading securities		4,407	(2,027)
Net decrease/(increase) in mortgage loans held for sale		7	9
Net cash provided by/(used in) operating activities	14(a)	6,483	(1,456)
Cash flows from investing activities

Movement in available for sale securities
Purchases		(3,162)	(1,452)
Proceeds from sale		1,339	180
Proceeds on maturity		2,673	4,484
Movement in investment securities
Purchases		(12,632)	(9,026)
Proceeds on maturity		14,713	10,403
Movement in life insurance business investments and policy liabilities
Purchases		(6,832)	(7,019)
Proceeds from disposal		5,990	6,849
Net increase in loans and advances		(16,794)	(12,110)
Movement in shares in controlled entities, joint venture entities and other securities		12	(100)
Proceeds from sale of controlled entities	14(d)	2,514	110
Transaction costs of disposal of controlled entities sold	14(d)	(217)	—
Payments for property, plant and equipment		(242)	(280)
Proceeds from sale of strategic shareholdings		—	993
Proceeds from sale of property, plant and equipment (net of costs)		12	63
Decrease/(increase) in regulatory deposits		7	(224)
Net decrease/(increase) in other assets		(409)	(850)
Net cash used in investing activities		(13,028)	(7,979)
Cash flows from financing activities

Net increase in deposits and other borrowings		2,309	13,635
Proceeds from bonds, notes and subordinated debt (net of costs)		6,375	4,670
Repayments of bonds, notes and subordinated debt		(1,116)	(2,357)
Payments from provisions		(99)	(216)
Proceeds from issue of ordinary shares (net of costs)		14	22
Payments made under on-market buy-back of ordinary shares		—	(162)
Proceeds from issue of Trust Preferred Securities II		1,014	—
Payments made on buy-back of preference shares		—	(582)
Dividends and distributions paid		(1,312)	(1,198)
Net increase/(decrease) in other liabilities		1,390	(1,290)
Net cash provided by financing activities		8,575	12,522
Net increase in cash and cash equivalents		2,030	3,087
Cash and cash equivalents at beginning of period		(12,194)	(17,602)
Effects of exchange rate changes on balance of cash held in foreign currencies		574	1,151
Cash and cash equivalents of controlled entities sold		19	(8)
Cash and cash equivalents at end of period	14(b)	(9,571)	(13,372)

Notes to the half year financial report

1 Principal accounting policies

This report is a general purpose financial report prepared in accordance with the ASX listing rules and AASB 1029 ‘Interim Financial Reporting’.  It should be read in conjunction with the September 30, 2004 annual financial report and any public announcements to the market made by the Company since that date.

This report is National Australia Bank Limited’s half year financial report for the purpose of complying with Australian Accounting Standard AASB 1029 ‘Interim Financial Reporting’.  The half year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and investing activities of the economic entity as the annual financial report.

The half year financial report has been prepared in accordance with the requirements of the Corporations Act 2001 Cth, the recognition and measurement requirements of applicable accounting standards and Urgent Issues Group Consensus Views.

The accounting policies adopted in this report are the same as those applied in the annual financial report as at September 30, 2004.

Comparative amounts have been reclassified to accord with changes in presentation made in 2005, except where otherwise stated.

All amounts are expressed in Australian dollars unless otherwise stated.

Reclassification of financial information

During the year the Group introduced a common chart of general ledger accounts across its business operations and subsidiaries globally.  In preparation for the introduction of this global chart of accounts, an extensive and detailed Group-wide review of general ledger account classfication was undertaken.  As a result changes have been made to the classification between certain categories in the Group’s consolidated statement of financial position to more appropriately reflect the nature of specific products, as follows:

•                  transfer of certain loans from overdrafts to term lending totalling $5,346 million at September 30, 2004;

•                  transfer of certain loans from overdrafts to market rate advances totalling $450 million at September 30, 2004;

•                  transfer of certain exposures from on-demand & short-term deposits to due to other financial institutions of $2,663 million and securities sold under agreements to repurchase of $694 million at September 30, 2004; and

•                  transfer of certain exposures from due to other financial institutions to on-demand & short-term deposits totalling $939 million at September 30, 2004.

Corresponding reclassifications have also been made to the consolidated statement of cash flows.

The basis for classifying certain available for sale cash flow disclosures have been revised within ‘cash flows from investing activities’ in the consolidated statement of cash flows to ensure this more accurately represents the nature of the cash flows.  As a result of this change, $1,345 million has been reclassified from ‘proceeds on maturity’ in the 2004 comparatives. There is no overall financial effect on net cash used in investing activities as a result of this classification.

2 Transition to Australian equivalents to International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) and other pronouncements set by the International Accounting Standards Board (IASB) for financial years commencing on or after January 1, 2005.

The Group will be required to adopt these standards for the financial year commencing October 1, 2005 and they will be first reflected in the Group’s financial statements for the half year ending 31 March 2006.  Comparative financial information prepared in compliance with AIFRS will be required for the year commencing October 1, 2004.  Comparative information is not required for AASB 132 “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 4 “Insurance Contracts” (AASB 4).

A program board is monitoring the Group’s AIFRS implementation.  Dedicated work streams are responsible for evaluating the impact of specific accounting changes and how the necessary changes will be made.  The program is well progressed through these phases and is achieving scheduled plan milestones.  There are several future changes expected to AIFRS that the Group will need to address, including Phase II of the IASB’s insurance project and proposed further amendments to IAS 39 “Financial Instruments: Recognition and Measurement”.  The Group continues to monitor these and other developments, including emerging industry interpretations and practice.

AIFRS frequently require application of fair value measurement techniques.  This will potentially introduce greater volatility to the Group’s reported financial performance.  The adoption of these standards is expected to have a material effect on the Group’s reported financial performance and financial position; however, the underlying economics of the business will not change.

On the date of transition to AIFRS, the Group will effect two types of changes:

•                  those concerning recognition and measurement of items in the financial statements; and

•                  those concerning presentation and disclosure of items in the financial statements.

Any recognition and measurement adjustments that arise as a result of the transition process will be recognised in either retained earnings or an appropriate equity reserve at the date of transition.  They will affect reported profit or equity for periods after that date.

The transitional process to AIFRS must comply with the requirements of AASB 1 “First Time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1).  Upon transition to AIFRS, a number of the Group’s accounting policies will be altered. Based on AIFRS as currently issued, the areas of most significant impact and the known estimable transitional differences from application of AIFRS are summarised below.  The transitional adjustments identified are based on the work-in-progress of the AIFRS work streams and are best estimates as at reporting date.  The information provided in this note is focused upon material items; it does not represent a complete list of expected adjustments.

The transitional adjustments provided in this note are based upon known interpretations of AIFRS at this time.  The actual effects of transition to AIFRS may differ from the estimates disclosed due to ongoing work being undertaken by the Group or potential amendments to AIFRS or interpretive guidance.  Whilst some individual comments address tax issues, all estimates presented are on a pre-tax basis.  It should be noted therefore that the net impact of some of the AIFRS adjustments will be lessened following adjustments for tax effect accounting.  Further, the on-going impact of some adjustments (for example, pension deficit liability) will be lessened as a consequence of the sale of the Irish banks on February 28, 2005.

(a) Post-employment benefits

AIFRS requires defined benefit pension and superannuation plan surpluses and deficits to be recognised on the balance sheet.  Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on balance sheet with a corresponding entry made to retained earnings.

The estimated transitional adjustments for each of the Group’s material pension and superannuation plans in accordance with AASB 119 “Employee Benefits” (AASB 119) have been, in the case of Australia and New Zealand, calculated based on a roll-forward of the last triennial actuarial valuations performed between 2002 and 2003.  For the European funds (including those relating to the Irish Banks) the estimated transitional adjustment has been based upon the latest available information from the triennial actuarial valuations currently being undertaken in respect of the valuations as at September 30, 2004.  Work to date indicates that the Group will recognise a defined benefit pension liability in the range of $1,200 million to $1,400 million relating to the Group’s European pension plans.  As valuations performed by the actuary are currently not finalised, the defined benefit pension liability may be subject to change.

In addition, a defined benefit pension asset of approximately $100 million will be recognised relating to the Group’s New Zealand and Australian plans.

Additionally, the prepaid pension cost asset currently recognised under Australian generally accepted accounting principles (GAAP) of $582 million predominantly in respect of the Yorkshire Bank and Bank of New Zealand pension and superannuation plans will be de-recognised upon transition to AIFRS.

In total, retained earnings is expected to decrease on a pre-tax basis within a range of $1,700 million to $1,900 million or $1,200 million to $1,300 million after allowance for the related net deferred tax asset.  Note, no change arises to the ongoing cost of the pension schemes as a result of this accounting change.  The schemes remain in actuarial surplus and compliant with all relevant regulatory requirements.

AASB 119 was amended in December 2004 to permit the application of three options for the recognition of ongoing actuarial gains and losses related to defined benefit pension and superannuation plans.  In respect of ongoing actuarial gains and losses, the standard now permits: full and immediate recognition through the income statement; deferred recognition through the income statement (corridor approach); or full and immediate recognition through retained earnings.

The Group has determined that it will recognise actuarial gains and losses directly in retained earnings.  While the choice of option will impact the income statement subsequent to transition, it will not impact the calculation of the transitional adjustment.  The amendment does not impact other components of pension expense, which will continue to be recognised in the income statement.

(b) Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS the Group will derecognise the asset representing the excess of net market value over net assets of life insurance controlled entities (EMVONA) and cease to recognise the movement in EMVONA in the Group’s income statement.

Broadly, EMVONA represents:

•                  acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                  increases in the value of goodwill of the controlled entities since acquisition; and

•                  the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial report and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the EMVONA balance will be written off to retained earnings upon transition to AIFRS. Under AASB 1, EMVONA may be partially replaced by acquired goodwill and other intangible assets such as the value of business in force (VBIF) arising from the acquisition of the MLC group in 2000 and other subsequent acquisitions, directly or indirectly, by life businesses within the Group.

Based on the above, the estimated opening adjustments as at October 1, 2004 are estimated as:

•                  de-recognition of the EMVONA asset of $4,904 million;

•                  recognition of goodwill of $2,677 million;

•                  recognition of other intangible assets of $1,482 million; and

•                  a decrease in retained earnings of $746 million.

Under the rules of AASB 1, the acquired goodwill recognised does not include any notional amortisation from the date of acquisition until transition. In future periods, the goodwill will be subject to an annual impairment test. The other intangible assets recognised will be amortised over a period equivalent to their useful life.

(c) Securitisation

The combined effect of financial asset de-recognition rules and the consolidation of special purpose entity rules will impact both existing and new securitisation arrangements involving both the Group’s assets and those of its customers.  The rules provide more stringent criteria for the de-recognition of financial assets.  The interpretation of AIFRS consolidation rules will now require the Group to consolidate securitisation special purpose vehicles that were not consolidated under Australian GAAP.  In addition, special purpose entities holding assets originated outside the Group will require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

The estimated opening adjustments as at October 1, 2004 are:

•                  an increase in total assets of $5.6 billion;

•                  an increase in total liabilities of $5.6 billion; and

•                  a minimal decrease in retained earnings.

As a consequence of the new rules and changes to interpretation the Group is currently considering structural changes to its special purpose entities involved in various securitisation programs such that some of these entities would not then be consolidated into the Group’s financial statements from that point in time onwards.

(d) Taxation

AASB 112 requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base.  This method will identify a broader range of differences than those that arise currently.  Consequently, the Group will be required to recognise additional levels of deferred tax assets and liabilities.

There are two major tasks involved in the first time application of AASB 112, the first being the need to determine the tax effect of any transitional adjustments (at both October 1, 2004 and October 1, 2005) required in the move to AIFRS.  The second major task involves applying the rules of the balance sheet method to the Group’s existing balance sheet.  This is a very complex exercise and remains work in progress for the AIFRS project.  As a consequence, in combination it is estimated that the changes will  result in a higher level of deferred tax assets and a lower level of deferred tax liabilities being recognised by the Group.

(e) Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued.  The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  Shares issued under the Company’s staff share schemes will be recognised as an expense when issued.

The rules require the transition adjustment at October 1, 2004 to be calculated in respect of performance options and performance rights granted from November 7, 2002 that remain unvested at January 1, 2005.

The estimated opening adjustment as at October 1, 2004 is a decrease in retained earnings of $34 million with a corresponding amount recognised in a share option reserve within shareholders’ equity.

(f) Intangible assets and impairment

On transition to AIFRS goodwill will no longer be amortised but will be assessed for any potential indication of impairment at each reporting date and tested for impairment at least annually.  If an impairment loss is identified it must be recognised immediately in the income statement.  The Group does not currently anticipate an impairment adjustment to opening retained earnings arising at 1 October 2004 in respect of this change in accounting policy but are in the process of completing the review.

This change in policy under AIFRS may result in increased volatility of future earnings where impairment losses are incurred.

Other intangibles will be amortised on a systematic basis that best reflects the expected pattern of consumption of the assets’ benefits over their respective useful lives.  In addition, application software assets with a carrying value of $655 million will be reclassified from ‘Property, Plant and Equipment’ to ‘Intangible Assets’ on transition.

(g) Foreign currency translation

Under the AIFRS transitional rules the Group will apply an exemption that permits the resetting of the foreign currency translation reserve (FCTR) to nil as at the date of transition to AIFRS.  This decision will give rise to a debit adjustment against the FCTR estimated at $166 million with a corresponding increase to retained earnings.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR.  The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arose after October 1, 2004.

(h) Deferred acquisition costs

Current accounting policy allows the Group’s life insurance and funds management controlled entities to defer acquisition costs incurred to gain new business.  This deferral gives rise to an asset known as deferred acquisition costs (DAC).  Under AIFRS this treatment will change in respect of those contracts classified as investment contracts.  Costs relating to investment contracts may only be deferred if they are direct and incremental business unit costs relating to new business.  Costs relating to insurance contracts may continue to be deferred as the treatment of acquisition costs under the current “Margin on Services” (MoS) policy is effectively grandfathered under AASB 4 “Insurance Contracts”.

The application of AIFRS in this regard is currently being considered by the industry, both within Australia and internationally, and various approaches are under consideration.

As the eventual accounting treatment is currently uncertain, the Group cannot reliably estimate the financial impact of this issue.

(i) Treasury shares

Under current accounting policy, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds are recognised as ‘Investments relating to life insurance business’ in the balance sheet at market value.  On transition to AIFRS, these investments will be classified as ‘treasury shares’ and deducted from share capital.

The opening adjustments at October 1, 2004 arising from the transition to AIFRS are estimated to be decreases in investments relating to life business ($551 million) and contributed equity ($645 million) and an increase in retained earnings ($94 million).

Transitional changes as at 1 October 2005

The following transitional changes relate to application of AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement” and AASB 4 “Insurance Contracts” and will occur on October 1, 2005.  No comparative adjustments are required for the 2005 year.

Work is ongoing with regard to the impact of these transitional adjustments.  Definitive impacts have yet to be quantified and in some cases are not able to be quantified until after October 1, 2005 as they will be based on market information as at that date.

(j) Recognition of derivative financial instruments and hedging

Under AIFRS, the Group will be required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument will be recognised directly in the income statement.  Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) will be deferred in a separate equity reserve and will then be transferred to the income statement at the time the hedged item affects the income statement.  Hedge ineffectiveness is recognised in the income statement immediately.

It should be noted that the underlying economics and risks of the Group will not change.  The change affects only the manner by which the Group will account for the way it mitigates its interest rate and foreign currency risk. Under AIFRS, the Group will most likely use a hybrid of approaches with a predominance of cash flow hedge accounting.  As a consequence, this will create volatility in the balance of the cash flow hedge reserve within equity.

All hedging arrangements will be subject to rigorous effectiveness testing and where an arrangement fails effectiveness tests, hedge accounting cannot be applied and fair value changes on the hedging instrument will generally be recognised in the income statement.  This raises the potential for income statement volatility.

Whilst hedge accounting rules may alter the accounting for the Group’s interest rate risk management activities, the treatment of trading derivatives is not expected to be affected by hedge accounting.

In certain circumstances, the Group will either be unable to achieve hedge accounting or it will not be the most appropriate approach.  Where this is the case the Group will in certain circumstances seek to minimise the impact of the fair value measurement requirements by recognising both the item that is subject to an economic hedge and the accompanying derivative instrument at fair value in the balance sheet with movements in fair value recognised immediately in the income statement.  The effect of this will be to reflect the economic substance of the transaction and reduce income statement volatility.

(k) Loan provisioning

Under AIFRS, the Group will recognise loan impairment (currently referred to as provision for doubtful debts) when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it.  Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

Significant loans will be individually assessed for impairment.  Those significant loans that are not assessed as impaired will then be placed into portfolios of assets with similar risk profiles and be subjected to a collective assessment of impairment.  Smaller loans will not be individually assessed but impairment tested in portfolios based upon similar risk profiles.  Objective evidence of impairment will be based on historical experience for such portfolios adjusted to reflect the effects of current conditions at each balance date.  The impact of AIFRS on the Group’s current methodology for calculating the provision for doubtful debts is still being evaluated.

(l) Insurance contracts

Contracts that do not have significant insurance risk will no longer be treated as insurance contracts but as financial instruments.  For non-insurance contracts these changes will likely have a negative impact on accounting profit in respect of new business.  Accounting profits will be higher in later periods as a result of a greater proportion of contract acquisition expenses being recognised upfront.

For those contracts that continue to meet the definition of an insurance contract, the Group will account for those under the existing Margin on Services (MoS) approach.

These changes do not require comparatives for the 2005 financial year.  It is expected that further changes to insurance accounting will arise under Phase II of the IASB’s insurance project at which time the existing MoS approach will be phased out.

(m) Revenue recognition

At present, loan origination fee revenue is either recognised upfront or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.  It is likely that a greater volume of fees will be deferred and amortised over the expected life of the respective loans under AIFRS. Revenue that is deferred must be amortised on an effective interest rate basis.  AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

(n) Valuation of financial instruments using bid and offer prices

AASB 139 requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price. Currently all financial instruments of the Group measured at fair value and transacted in an active market are valued at a mid-price.  It is acceptable to continue to use the mid-price where there is an off-setting market risk position.  Consequently, where there is no off-setting market risk position an adjustment is required to re-measure those assets and liabilities at either a bid or offer price instead of a mid price.  The impact of this change on the income statement is not expected to be significant.

(o) Available for sale securities

Under AIFRS, the Group’s available for sale debt securities and equity investments will be valued at fair value in the balance sheet with unrealised gains and losses recognised in a separate reserve account within equity.

Format of financial statements

In addition to the transitional adjustments detailed above, which will impact the measurement and recognition of certain items, the adoption of AIFRS will introduce a number of changes to the format of the income statement, balance sheet and other financial statement disclosures.  In general, these changes introduce more detail rather than less to the required disclosures.  The Group is currently evaluating these requirements.

Capital implications

The Australian Prudential Regulation Authority (APRA) released a discussion paper in February 2005, outlining their proposed approach to calculation of regulatory capital following the adoption of AIFRS.  Several of the transitional adjustments detailed above affect the calculation of the Group’s regulatory capital and are affected by APRA’s proposed approach.  The Group is working with APRA and the Australian banking industry to ensure these implications are fully understood.

It is important to note that APRA’s proposals will not take effect until January 1, 2006 and the calculation of regulatory capital will remain unchanged until then.

3 Segment information

The following segment information is prepared in accordance with Australian Accounting Standard AASB 1005 ‘Segment Reporting’.  For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance.  The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Chief Executive Officer, as well as other members of senior management.

During 2005 the Group re-organised its business into four operating segments, which are managed along regional lines: Total Australia, Total United Kingdom and Total New Zealand, which include Banking and Wealth Management products; as well as Institutional Markets & Services (which is managed globally).  Institutional Markets & Services (IMS) comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions Group and a Support Services unit, to provide products across the Group’s business base.  With the exception of Financial Institutions, the client relationships served by IMS are maintained within the regional structures across the Group.  The Group’s ‘Other’ business segment includes Corporate Centre and Group Funding, which are not considered to be separate reportable operating segments.  Corporate Centre comprises, Financial & Risk Management, Technology, People & Culture, Corporate Development and Office of the CEO.  The re-organisation of the Group aims to improve integration across divisions and build a more customer-focused organisation.

Previously, the Group’s business was organised on a divisional basis into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Corporate & Institutional Banking and Wealth Management.   The Group’s ‘Other’ business segment was broadly consistent with the structure under the re-organisation.

Comparatives for the half year ended March 31, 2004 have been restated to reflect the new organisational structure.  There is no overall financial impact to the Group in respect of the change to the segment information.

Revenues and expenses directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business segments

			Total	Institutional		Inter -
	Total	Total	New	Markets &		segment	Total
Half year ended March 31, 2005	Australia	UK	Zealand	Services	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	1,886	1,002	388	281	(4)	—	3,553
Non-interest income	4,664	493	195	489	2	—	5,843
Significant revenue (2)	—	2,514	—	—	—	—	2,514
Inter-segment revenue	60	29	7	(3)	32	(125)	—
Total revenue after interest expense (3)	6,610	4,038	590	767	30	(125)	11,910
Significant expenses (4)	(116)	(1,716)	(1)	24	(7)	—	(1,816)
Other expenses	(4,630)	(1,104)	(329)	(341)	(244)	—	(6,648)
Inter-segment expenses	(1)	(24)	(24)	(73)	(3)	125	—
Total expenses excluding interest expense	(4,747)	(2,844)	(354)	(390)	(254)	125	(8,464)
Profit/(loss) from ordinary activities before tax	1,863	1,194	236	377	(224)	—	3,446
Income tax (expense)/benefit	(595)	(35)	(78)	(52)	3	—	(757)
Net profit/(loss)	1,268	1,159	158	325	(221)	—	2,689
Net profit attributable to outside equity interest	(154)	—	—	—	—	—	(154)
Net profit attributable to members of the Company	1,114	1,159	158	325	(221)	—	2,535

			Total	Institutional		Inter -
	Total	Total	New	Markets &		segment	Total
Half year ended March 31, 2004	Australia	UK	Zealand	Services	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	1,867	1,055	346	344	(27)	—	3,585
Non-interest income	4,112	513	193	516	12	—	5,346
Significant revenue (2)	—	—	—	—	993	—	993
Inter-segment revenue	28	23	6	(4)	38	(91)	—
Total revenue after interest expense (3)	6,007	1,591	545	856	1,016	(91)	9,924
Significant expenses (4)	—	—	—	(360)	(614)	—	(974)
Other expenses	(4,046)	(1,121)	(281)	(365)	(209)	—	(6,022)
Inter-segment expenses	(14)	(27)	(27)	(60)	37	91	—
Total expenses excluding interest expense	(4,060)	(1,148)	(308)	(785)	(786)	91	(6,996)
Profit from ordinary activities before tax	1,947	443	237	71	230	—	2,928
Income tax (expense)/benefit	(517)	(150)	(79)	23	24	—	(699)
Net profit	1,430	293	158	94	254	—	2,229
Net profit attributable to outside equity interest	(58)	—	—	(5)	—	—	(63)
Net profit attributable to members of the Company	1,372	293	158	89	254	—	2,166

(1)       Net interest income includes interest on capital employed by business segments.

(2)       Refer to note 4 for further information.

(3)       Total revenue has been disclosed net of interest expense.  It is impracticable to disclose gross interest revenue on a business segment basis due to the Group’s business segmental management reporting system’s usage of net interest income as an operating measure rather than gross interest income and gross interest expense.

(4)       Refer to note 5 for further information.

4 Revenue from ordinary activities

	Half year to
	March 31	March 31
	2005	2004
	$m	$m

Interest income
Loans to customers (1)	8,704	7,589
Marketable debt securities	891	846
Other financial institutions	454	398
Other interest	72	197
	10,121	9,030
Life insurance income
Premium and related revenue	434	456
Investment revenue	2,865	2,427
	3,299	2,883
Other banking and financial services income
Dividends received from other entities	—	22
Profit on sale of property, plant and equipment and other assets	5	6
Loan fees from banking	742	727
Money transfer fees	479	488
Trading income
Foreign exchange derivatives (2)	157	193
Trading securities	71	119
Interest rate derivatives	109	28
Foreign exchange income	(4)	(4)
Fees and commissions (3)	612	583
Fleet management fees (3)	73	60
Investment management fees	172	167
Other income	74	67
	2,490	2,456
Movement in the excess of net market value over net assets of life insurance controlled entities	54	7
Significant revenue
Proceeds from the sale of controlled entities (4)	2,514	—
Proceeds from the sale of strategic shareholdings (5)	—	993
Total revenue from ordinary activities	18,478	15,369

(1)       Included within interest income (loans to customers) is rental income of $230 million (March 2004: $270 million) and depreciation of $170 million (March 2004: $199 million) in relation to operating leases where the Group is the lessor.

(2)       Foreign currency options losses, reported as significant expenses in 2004, due to their nature and incidence, are not included.  Refer to note 5 for further information.

(3)       A change has been made to the classification of certain fees from fees and commissions to fleet management fees.  A corresponding reclassification of $11 million has been made to comparative information for the March 2004 half year.

(4)       National Europe Holdings (Ireland) Limited (the immediate parent entity of Northern Bank Limited and National Irish Bank Limited) was sold to Danske Bank A/S on February 28, 2005 for cash consideration of $2,514 million (see note 14(d)).  This resulted in a net profit on sale, after all disposal costs including taxation, of $1,073 million in the March 2005 half year.

(5)       On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc.  This resulted in a net profit on sale of $315 million in the March 2004 half year.

5 Expenses included in profit from ordinary activities before income tax expense

	Half year to
	March 31	March 31
	2005	2004
	$m	$m

Interest expense
Deposits and other borrowings	5,032	4,193
Other financial institutions	789	745
Bonds, notes and subordinated debt	690	446
Other debt issues	57	61
Total interest expense	6,568	5,445

Life insurance expenses
Claims expense	287	357
Change in policy liabilities	2,071	1,703
Policy acquisition and maintenance expense	365	346
Investment management fees	18	22
Total life insurance expenses	2,741	2,428

Personnel expenses
Salaries	1,233	1,176
Related personnel expenses
Superannuation	182	155
Payroll tax	100	88
Fringe benefits tax	17	8
Charge to provide for
Annual leave	16	18
Long service leave and retiring allowances	22	25
Performance-based compensation	135	116
Other expenses	176	172
	1,881	1,758
Significant restructuring costs
Charge to provide for termination benefits (1)	285	—
Reversal of prior year provision for termination benefits (2)	(5)	—
Total personnel expenses	2,161	1,758

Occupancy related expenses
Depreciation of buildings	13	7
Amortisation of leasehold assets	30	27
Operating lease rental expense (3)	174	154
Maintenance and repairs (3)	33	30
Electricity, water and rates	41	39
Other expenses	29	26
	320	283
Significant restructuring costs
Charge to provide for surplus lease space (1)	61	—
Reversal of prior year provision for surplus leased space (2)	(1)	—
Total occupancy expenses	380	283

	Half year to
	March 31	March 31
	2005	2004
	$m	$m

General expenses
Depreciation and amortisation of plant and equipment	164	174
Amortisation of leasehold plant and equipment	8	4
Loss on sale of property, plant and equipment and other assets	1	3
Operating lease rental expense	44	36
Charge to provide for
Non-lending losses	30	57
Diminution in value of shares in entities	—	4
Fees and commissions	72	87
Communications, postage and stationery	196	200
Computer equipment and software	124	144
Advertising	107	98
Professional fees	188	154
Travel	37	39
Bureau charges	27	26
Motor vehicle expenses	22	20
Insurance	19	18
Other expenses	336	131
	1,375	1,195
Significant restructuring costs
Other (1)	57	—
Reversal of prior year provision (2)	(3)	—
Total general expenses	1,429	1,195

Amortisation of goodwill
Australia	1	1
European banks	30	31
New Zealand subsidiaries	19	21
Total amortisation of goodwill	50	53

Charge to provide for doubtful debts
General	281	305

Other significant expenses
Carrying amount of net assets of controlled entities sold (4)	1,456	—
Foreign currency options trading losses/(reversal) (5)	(34)	360
Cost of sale of strategic shareholdings (6)	—	678
Cost of foreign controlled entity sold - revision of accounting estimate (7)	—	(64)

(1)       The Group has recognised significant restructuring expenses and provisions, primarily in relation to restructuring activity in the UK and Australia in the March 2005 half year.

(2)       The Group recognised a restructuring provision resulting from Positioning for Growth and other restructuring initiatives in the 2002 year. Due to the expiration of time, $9 million was written back to profit in the March 2005 half year.

(3)       A change has been made to the classification of certain expenses from maintenance and repairs to operating lease rental expense. A corresponding reclassification of $10 million has been made for the March 2004 half year.

(4)       National Europe Holdings (Ireland) Limited (the immediate parent entity of Northern Bank Limited and National Irish Bank Limited) was sold to Danske Bank A/S on February 28, 2005 for cash consideration of $2,514 million (see note 14(d)). This resulted in a net profit on sale, after all disposal costs including taxation, of $1,073 million in the March 2005 half year.

(5)       Losses arising from the unauthorised foreign currency options trading in the March 2004 half year, consisting of $185 million as a result of the removal of fictitious trades and a further loss of $175 million arising from a risk evaluation and mark-to-market revaluation of the foreign currency options portfolio in January 2004. Following a detailed review of the residual risk in the remaining portfolio, $34 million was written back to profit in the March 2005 half year.

(6)       On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc. This resulted in a net profit on sale of $315 million in the March 2004 half year.

(7)       The Group recognised a provision for estimated probable costs in relation to items arising out of the contract of sale of SR Investments, Inc. (the parent entity of HomeSide Lending, Inc.) in the 2002 year. Due to the expiration of time, a revision of the accounting estimate was made in the March 2004 half year resulting in the reversal of the provision.

6 Income tax expense

	Half year to
	March 31	March 31
	2005	2004
	$m	$m

Reconciliation of income tax expense shown in the consolidated statement of financial performance with prima facie tax payable on the pre-tax accounting profit

Profit from ordinary activities before income tax expense
Australia	1,903	1,967
Overseas	1,543	961
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts (1)	(544)	(445)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	2,902	2,483
Prima facie income tax at 30%	871	745
Add/(deduct): Tax effect of permanent differences
Assessable foreign income	3	13
Non-allowable depreciation on buildings	3	4
Rebate of tax on dividends, interest, etc.	(16)	(28)
Foreign tax rate differences	11	1
Amortisation of goodwill	15	16
Future income tax benefits not recognised	35	—
Under/(over) provision in prior years	3	(3)
Interest expense on exchangeable capital units	16	16
Non-assessable branch income	(17)	(19)
Profit on sale of controlled entities sold	(332)	—
Profit on sale of strategic shareholdings	—	(95)
Cost of foreign controlled entity - revision of accounting estimate	—	(19)
Effect of reset tax values on entering tax consolidation regime (2)	—	(150)
Other	(27)	5
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business	565	486
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business (1)	192	213
Total income tax expense	757	699

(1)       The income tax expense attributable to the life insurance statutory funds and their controlled trusts has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business.

(2)       The $150 million tax benefit in 2004 is due to the reset of tax values of assets of life insurance subsidiaries within the Wealth Management Group following the introduction of tax consolidation. This benefit reflects the reduction of the provision for deferred income tax relating to the excess of net market value over net assets of life insurance subsidiaries.

7 Dividends and distributions

		Franked	Foreign
	Amount	amount	source
	per	per	dividend	Total
	share	share	per share	amount
	cents	%	%	$m

Dividends on ordinary shares
Interim dividend declared in respect of the six months ended March 31, 2005	83	80%	20%	1,293

The record date for determining entitlements to the 2005 interim dividend is June 8, 2005.
The interim dividend has been declared by the directors of the Company and is payable on July 13, 2005.

Final dividend paid in respect of the year ended September 30, 2004	83	100	0	1,289
Interim dividend paid in respect of the six months ended March 31, 2004	83	100	0	1,253
Total dividends paid or payable in respect of the year ended September 30, 2004	166			2,542

	March 31, 2005		March 31, 2004
	Amount		Amount
	per	Total	per	Total
	security	amount	security	amount
	cents	$m	cents	$m
Distributions on other equity instruments
Trust units exchangeable for preference shares (1)
Distributions for the six months ended March 31	—	—	42	15
National Income Securities
Distributions for the six months ended March 31	335	67	335	67
Trust Preferred Securities
Distributions for the six months ended March 31	7,000	28	3,000	12
Trust Preferred Securities II (2)
Distributions for the six months ended March 31	—	—	—	—

(1)    On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998.  The TrUEPrSSM were redeemed on the same date.

(2)    On March 23, 2005, 800,000 Trust Preferred Securities of US$1,000 each were issued.  No distributions were payable for the six months ended March 31, 2005.

TrUEPrSSM is a service mark of Merill Lynch & Co., Inc.

Dividend and distribution plans

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) cash or cash equivalents; and

b) direct credit.

Dividend plans in operation are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in Great British Pounds or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend or distribution plans is June 8, 2005, 5pm (Melbourne time).

8 Earnings per share

	Half year to March 31, 2005		Half year to March 31, 2004
	Basic	Diluted(1)	Basic	Diluted(1)

Earnings ($m)
Net profit attributable to members of the Company	2,535	2,535	2,166	2,166
Distributions on other equity instruments	(95)	(95)	(94)	(94)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	53	—	55
Adjusted earnings	2,440	2,493	2,072	2,127
Weighted average ordinary shares (No. ’000)
Weighted average ordinary shares	1,555,388	1,555,388	1,504,975	1,504,975
Potential dilutive ordinary shares
Options and performance rights	—	927	—	3,930
Partly-paid ordinary shares	—	367	—	428
Exchangeable capital units	—	65,452	—	65,456
Total weighted average ordinary shares	1,555,388	1,622,134	1,504,975	1,574,789
Earnings per share (cents)	156.9	153.7	137.7	135.1

(1)       The weighted average diluted number of ordinary shares includes the impact of options, partly paid ordinary shares and potential conversion of exchangeable capital units and performance rights.

9 Net tangible assets

	As at	As at
	March 31	March 31
	2005	2004

Net tangible assets per ordinary share	$11.82	$10.37

10 Loans and advances

	As at	As at
	March 31	September 30
	2005	2004
	$m	$m

By Region
Australia	155,456	145,962
Europe (1)	52,412	64,183
New Zealand	33,145	31,916
United States	2,699	2,451
Asia	3,044	3,324
Total net loans and advances (1)	246,756	247,836

By Product
Overdrafts (2)	11,210	12,967
Credit card outstandings	6,821	6,876
Market rate advances (2)	613	539
Lease finance	15,093	15,967
Housing loans	129,447	125,773
Other term lending (2)	81,560	84,236
Equity participation in leveraged leases	34	60
Redeemable preference share finance	1,527	2,033
Other lending	4,811	3,927
Total gross loans and advances	251,116	252,378
Deduct: Unearned income	(1,956)	(2,024)
Provision for doubtful debts	(2,404)	(2,518)
Total net loans and advances (1)	246,756	247,836

(1)       As at September 30, 2004 included $13,082 million of net loans and advances in relation to the Irish Banks. These entities were disposed on February 28, 2005.

(2)       A change has been made to the classification of certain loans from overdrafts to other term lending and market rate advances. Comparative information has been reclassified at September 30, 2004, with $5,346 million to other term lending and $450 million to market rate advances. Refer to note 1 for further Information.

11 Deposits and other borrowings

	As at	As at
	March 31	September 30
	2005	2004
	$m	$m

Australia
Deposits
Deposits not bearing interest	6,209	6,050
On-demand and short-term deposits (1) (2)	47,338	45,735
Certificates of deposit	22,563	19,357
Term deposits	32,798	32,057
Securities sold under agreements to repurchase (1)	2,000	1,700
Borrowings	10,702	11,388
	121,610	116,287
Overseas (3)
Deposits
Deposits not bearing interest	4,329	7,466
On-demand and short-term deposits	33,941	37,379
Certificates of deposit	11,906	14,773
Term deposits	29,481	34,155
Securities sold under agreements to repurchase	1,735	1,109
Borrowings	2,864	7,859
	84,256	102,741
Total deposits and other borrowings (3)	205,866	219,028

(1)       A change has been made to the classification of certain exposures from on-demand and short-term deposits to due to other financial institutions and securities sold under agreements to repurchase. Comparative information has been reclassified at September 30, 2004, with $2,663 million to due to other financial institutions and $694 million to securities sold under agreements to repurchase. Refer to note 1 for further information.

(2)       A change has been made to the classification of certain exposures from due to other financial institutions to on-demand and short-term deposits. Comparative information has been reclassified at September 30, 2004, with $939 million to on-demand and short-term deposits. Refer to note 1 for further information.

(3)       As at September 30, 2004 included $12,184 million of deposit and other borrowings in relation to the Irish Banks. These entities were disposed on February 28, 2005.

12 Contributed equity

Issued and paid-up share capital
Ordinary shares, fully paid	7,388	7,271
Ordinary shares, partly paid to 25 cents (1)	—	—

Other contributed equity
National Income Securities	1,945	1,945
Trust Preferred Securities	975	975
Trust Preferred Securities II	1,014	—
	11,322	10,191

	Half Year to	Year to
	March 31	September 30
	2005	2004
	$m	$m
Reconciliations of movements in contributed equity

Ordinary share capital
Balance at beginning of period	7,271	6,078
Shares issued
Dividend reinvestment plan	103	616
Underwriting of dividend reinvestment plan	—	686
Executive share option plan no. 2	14	52
Paying up of partly paid shares (1)	—	1
Shares bought back	—	(162)
Balance at end of period	7,388	7,271

(1)       Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

13 Retained profits

	Half Year to	Year to
	March 31	September 30
	2005	2004
	$m	$m

Balance at beginning of period	14,515	13,786
Net profit attributable to members of the Company	2,535	3,177
Transfer from general reserve	23	186
Transfer from asset revaluation reserve	69	1
Transfer from foreign currency translation reserve (1)	—	(168)
Increment on buy-back of preference shares (1)	—	148
Transfer (to)/from foreign currency translation reserve on sale of foreign controlled entity	(60)	(23)
Dividends paid	(1,217)	(2,405)
Distributions on other equity instruments	(95)	(187)
Balance at end of period	15,770	14,515

(1)       The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million. In addition, $168 million was transferred from the foreign currency translation reserve to retained profits representing the reserve balance attributable to the entity that had issued these instruments.

14 Notes to the statement of cash flows

(a) Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Half year to
	March 31	March 31
	2005	2004
	$m	$m

Net profit attributable to members of the Company	2,535	2,166
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	132	(371)
Increase/(decrease) in interest payable	(216)	107
Depreciation and amortisation of plant and equipment	215	212
Profit on sale of strategic shareholdings	—	(315)
Charge to provide for doubtful debts	281	305
Profit on sale of controlled entities before income tax benefit	(1,058)	—
Movement in the excess of net market value over net assets of life insurance controlled entities	(54)	(7)
Amortisation of goodwill	50	53
Increase in life insurance policy liabilities	2,525	1,571
Cost of foreign controlled entity sold – revision of accounting estimate	—	(64)
Increase in life insurance investment assets	(2,174)	(1,928)
Decrease in provision for income tax	(38)	(279)
Net increase/(decrease) in provision for deferred tax and future income tax benefits	(68)	(96)
Net decrease/(increase) in trading securities	4,407	(2,027)
Unrealised gain on trading derivatives	(437)	(1,143)
Net movement in mortgage loans held for sale	7	9
Other provisions and non-cash items	376	351
Net cash provided by/(used in) operating activities	6,483	(1,456)

(b)  Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other financial institutions and due to other financial institutions.

Cash and cash equivalents at the end of the period as shown in the statement of cash flows is reconciled to the related items on the statement of financial position as follows:

	Half year to
	March 31	March 31
	2005	2004
	$m	$m

Cash and liquid assets	6,929	11,641
Due from other financial institutions	18,520	20,200
Due to other financial institutions	(35,020)	(45,213)
Total cash and cash equivalents	(9,571)	(13,372)

(c) Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	103	91
Bonus share plan	72	55
Movement in assets under finance lease	(3)	(1)

(d) Disposal of controlled entities

The following sales were made during the half years to March 31, 2005 and March 31, 2004 respectively:

•                  A controlled entity, National Europe Holdings (Ireland) Limited, the immediate parent of Northern Bank Limited and National Irish Bank Limited was sold on February 28, 2005;

•                  on December 31, 2003, National Europe Holdings (Wealth Management) Limited sold 100% of the share capital in National Australia Life Company Limited for cash consideration of $98 million; and

•                  on December 22, 2003, National Australia Financial Management Limited sold 100% of the share capital of National Australia Fund Management Limited for cash consideration of $12 million.

The operating results of the controlled entities have been included in the Group’s statement of financial performance up to the date of sale. Details of the sales were as follows:

	March 31	March 31
	2005	2004
	$m	$m
Cash consideration received	2,514	110
Net assets of controlled entities sold
Cash and liquid assets	1,041	8
Due from other financial institutions	1,053	—
Investments relating to life insurance business	—	12
Investment securities	691	—
Loans and advances	13,333	—
Property, plant and equipment	220	—
Other assets	289	108
Due to other financial institutions	(2,113)	—
Deposits and other borrowings	(12,340)	—
Provisions	—	—
Bonds, notes and subordinated debt	—	—
Other liabilities	(946)	(1)
Total net assets of controlled entities sold	1,228	127
Goodwill	11	—
Costs of disposal of controlled entities sold	217	—
Excess of net market value over net assets on disposal (1)	—	(17)
Total costs of disposal of controlled entities sold	1,456	110
Profit on sale of controlled entities before income tax benefit	1,058	—

(1)       Included within movement in the excess of net market value over net assets of life insurance controlled entities recognised as revenue during 2004.

15 Details of associates and joint venture entities

Associates

The Group holds no material interests in associates as at March 31, 2005, and held no such material interests as at September 30, 2004.

Interests in joint venture entities

The Group held the following interests in joint venture entities at March 31, 2005:

					Investment carrying amount
					As at	As at
	Principal	Joint venture	Ownership	Voting	March 31	September 30
Name	activity	reporting date	interest	interest	2005	2004
					$m	$m
Dark City Partnership (1)	Investment	December 31	0%	0%	—	19
Matrix Film Investment Partnership	Investment	June 30	60%	50%	31	32

(1)       The Group’s interest in the Dark City Partnership was sold on November 11, 2004.

The aggregate share of profits / (losses) and contributions to net profit for those joint venture entities is not material.

16  Details of controlled entities gained or lost during the period

There were no entities over which the Group gained control during the half year ended March 31, 2005.

On February 28, 2005 the Group sold the Irish Banks (National Irish Bank Limited and Northern Bank Limited) to Danske Bank A/S for GBP 967 million (A$2,514 million) in cash.  The transaction involved the sale of shares in National Europe Holdings (Ireland) Limited (the immediate parent entity of the Irish Banks).  The profit on sale is $1,073 million after all disposal costs, including income tax.  The Irish Banks contributed $48 million profit from ordinary activities (after-tax) during the current period to the date of sale.  For the half-year ended March 31, 2004, the companies contributed $61 million profit from ordinary activities (after-tax).

17  Other information

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.  The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group.  The aggregate of potential liability in respect thereof cannot be accurately assessed.

Contingent liability - amended assessments from the Australian Taxation Office - exchangeable capital units capital raising

In February 2004, the Company announced that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on the Company’s exchangeable capital units (ExCaps) for the tax years 1997 to 2000.  The ATO assessments are for $157 million of primary tax and interest and penalties of $150 million (after-tax), a total of $307 million (after-tax).

At that time, the National also informed the market that the ATO was considering its position in respect of interest deductions claimed by the National on its ExCaps for the years 2001 to 2003.

The Group has now received amended assessment from the ATO for these years.  As previously advised, these assessments are for $135 million of primary tax.  At the time of the announcement in February 2004, it was indicated that interest and  penalties may be imposed.  It has now been determined that an amount of $98 million (after-tax) will apply in this regard making a total of $233 million (after-tax).

The Group has also received amended assessment from the ATO for the years 1998 to 2001 disallowing certain costs associated with the issue of the ExCaps.  These assessments are for $6 million of primary tax and interest and penalties of $6 million (after-tax), a total $12 million (after-tax).  Should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million.  Interest and penalties may also be imposed.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged, and no provisions have been raised by the Company.

The Company has paid 50% of the amounts owing under the previous amended assessments.  This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Company expects recovery of the amount paid to the ATO.  The Group intends to adopt the same position in relation to the most recent amended assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the six months to March 31, 2005.  The Company will not tax-effect interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute.  As a result, a permanent difference of $16 million has been recognised by the Company in determining income tax expense for the six months to March 31, 2005.

Contingent liability - amended assessments from the Australian Taxation Office - TrUEPrSSM capital raising

In April 2004, the Company announced that it had received amended assessments from the ATO which seek to disallow interest deductions claimed by the Company in respect of its TrUEPrSSM capital raising for the years 1999 to 2002.  The ATO assessments are for $85 million of primary tax and interest and penalties of $65 million (after-tax), a total of $150 million (after-tax).  The ATO is also expected to issue amended assessments for 2003 and 2004 income years and the expected total additional primary tax payable for those years is $20 million.  If the ATO issues amended assessments in respect of those years it is possible interest and penalties would also apply.  No further disputed tax amounts will arise in relation to future years as the TrUEPrSSM were redeemed in January 2004.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged, and no provisions have been raised by the Company.

The Company has paid 50% of the amounts owing under the amended assessments.  This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Company expects recovery of the amount paid to the ATO.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the six months to March 31, 2005.

Contingent liability - amended assessment from the New Zealand Inland Revenue Department - structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

The Company and one of its wholly-owned subsidiaries have received amended tax assessments for the 1998 and 1999 years from the IRD with respect to certain structured finance transactions.  The amended assessments are for income tax of approximately NZ$47 million.  Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The IRD has also issued Notices of Proposed Adjustments in respect of these and similar structured finance transactions for the 2000, 2001 and 2002 years.  These notices do not create a tax obligation for the Group, but advise of the IRD’s intention to issue amended assessments for those years.

The New Zealand Government has introduced new legislation, to take effect from July 1, 2005, which addresses their concerns with banks entering these transactions.  All of the structured finance transactions for the Company and one of its wholly-owned subsidiaries that are the subject of the IRD’s review will have terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to June 30, 2005, the maximum sum of primary tax which the IRD might claim for all years is approximately NZ $416 million.  In addition, as at March 31, 2005, interest of $102 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect to these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.  The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the period to March 31, 2005.

Contingent liability - other

During the March 2005 half, the Company entered into an enforceable undertaking with ASIC requiring, inter alia, a review of training and breach reporting.  A report has been submitted to ASIC and independently reviewed.  Agreed actions are being implemented.  A potential breach relating to the collection of  certain fees was identified in late April 2005.  The financial effect of any refunds due has not yet been fully quantified, but management is of the view that it will not be material in the context of the half year results and financial position of the Group.

Directors’ declaration

The directors of National Australia Bank Limited declare that, in the directors’ opinion:

(a)          there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b)         the financial statements and the notes thereto, as set out on pages 12 to 32, are in accordance with the Corporations Act 2001 (Cth), including:

(i)             section 304, which requires that the half-year financial report comply with the Accounting Standards made by the Australian Accounting Standards Board for the purposes of the Corporations Act 2001 (Cth) and any further requirements in the Corporations Regulations 2001 (Cth); and

(ii)          section 305, which requires that the financial statements and notes thereto give a true and fair view of the financial position of the Group as at March 31, 2005, and of the performance of the Group for the six months ended March 31, 2005.

Dated at Melbourne this 11th day of May, 2005 and signed in accordance with a resolution of the directors.

Graham J Kraehe	John M Stewart
Chairman	Managing Director

Independent review report to the members of National Australia Bank Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both National Australia Bank Limited (the Company) and the entities it controlled, and the directors’ declaration for the Company, for the period ended March 31, 2005.

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 ‘Interim Financial Reporting’, in accordance with the Corporations Act 2001 (Cth).  This includes responsibility for maintenance of adequate accounting records and internal entries that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the Company, and in order for the Company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001 (Cth), Accounting Standard AASB 1029 ‘Interim Financial Reporting’ and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data.  These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001 (Cth).  We have given to the directors of the Company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.  The Auditors’ Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising National Australia Bank Limited and the entities it controlled during the six months is not in accordance with:

(a)          the Corporations Act 2001 (Cth), including:

(i)             giving a true and fair view of the financial position of the consolidated entity at March 31, 2005 and of its performance for the six months ended on that date; and

(ii)          complying with Accounting Standard AASB 1029 ‘Interim Financial Reporting’ and the Corporations Regulations 2001 (Cth); and

(b)         other mandatory financial reporting requirements in Australia.

Ernst & Young

B R Meehan
Partner

Melbourne
May 11, 2005

Supplementary information

Capital adequacy

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

	As at	As at
	March 31	September 30
Reconciliation to shareholders funds	2005	2004
	$m	$m
Contributed equity	11,322	10,191
Reserves	802	1,194
Retained profits	15,770	14,515
Outside equity interest	4,107	3,866
Estimated reinvestment under dividend reinvestment plan	151	150
Less: Goodwill	(571)	(632)
Estimated final dividend	(1,293)	(1,287)
Intangible assets - Wealth Management	(2,448)	(2,448)
Asset revaluation reserve	(17)	(86)
Deconsolidation of Wealth Management profits (net of dividends)	(305)	(349)
Future income tax benefit (excluding FITB on the general provision for doubtful debts) (1)	(55)	—
Non-qualifying outside equity interest	(4,107)	(3,866)
Capitalised expenses	(200)	(200)
Tier 1 capital	23,156	21,048

Asset revaluation reserve	17	86
General provision for doubtful debts	1,415	1,480
Perpetual floating rate notes	324	350
Dated subordinated debts	8,475	9,044
Exchangeable capital units	1,262	1,262
Notional revaluation of investment securities to market	—	(3)
Tier 2 capital	11,493	12,219

Other deductions (2)	(2,922)	(2,922)

Total regulatory capital	31,727	30,345

Risk-weighted assets - credit risk	266,854	273,189
Risk-weighted assets - market risk (3)	12,294	13,616
Total risk-weighted assets	279,148	286,805

Risk-adjusted capital ratios
Tier 1	8.30%	7.34%
Tier 2	4.12%	4.26%
Deductions	(1.05)%	(1.02)%
Total capital	11.37%	10.58%

(1)       APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(2)       Represents $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (September 2004: $2,922 million).

(3)       From March 2004, risk-weighted assets - market risk has been calculated based on the Standard Method.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan
Date:	11 May 2005	Title:	Company Secretary